Exhibit 99.20

FORM 51-102F3
MATERIAL CHANGE REPORT
UNDER NATIONAL INSTRUMENT 51-102

Item 1.     Name and Address of Company

Sandspring Resources Ltd. (“Sandspring” or the “Company”)
8000 South Chester Street, Suite 375
Centennial, CO 80112 USA

Item 2.     Date of Material Change

April 12, 2010

Item 3.     News Release

On April 12, 2010, a news release in respect of the material change was disseminated through the facilities of Marketwire and subsequently filed on SEDAR.

Item 4.     Summary of Material Change

On March 26, 2010, the Company filed amended and restated unaudited interim financial statements and related management's discussion and analysis (“MD&A”) for the three and nine months ended September 30 (the “Amended Statements”).

Item 5.     Full Description of Material Change

On March 26, 2010, the Company filed the Amended Statements, which financial statements and related MD&A have been amended to reflect an increase in cash held in trust from $nil to $6,000,050 as at September 30, 2009 as a result of the 17,430,000 outstanding subscription receipts issued on August 14, 2009, which was inadvertently omitted in the previously filed version of such financial statements. This adjustment has no material impact on loss or comprehensive loss for the period. Consequently, the net correction as at September 30, 2009 results in an increase of $6,000,050 in total current assets, total assets, total shareholders’ equity and total current liabilities added to total shareholders’ equity. In addition, the Amended Statements report a reduced comprehensive loss and deficit in the amount of $1,736, due to an accrued liability for shareholder information expense. A new heading (“Note 2 – Qualifying Transaction”) was added with respect to the previously included description of the acquisition of GoldHeart Investment Holdings Ltd. (“GoldHeart”). Under this heading, a summary of the certain  transactions  was  added,  such  transactions  being  (1)  the  bought  deal  offering  of 14,285,800 subscription receipts of the Company for aggregate gross proceeds of $5,000,030, announced on July 28, 2009; (2) the six-month extension granted by the TSX Venture Exchange on August 6, 2009 for the completion of the Company’s qualifying transaction; and (3) the completion of the second and final closing of an additional 810,000 subscription receipts for aggregate gross proceeds of $283,500, announced on August 27, 2009. The Amended Statements also added a new note (“Note 5 – Short-Term Note Payable”), in which the Company’s short-term loan in the amount of $30,000 from GoldHeart and related promissory note issued to GoldHeart was described. Item (e) under the note entitled “Share Capital”, relating to the Company’s issuance of 200,000 common shares on August 21, 2009, was removed in the Amended Statements. Under the same note, the Amended Statements added a description of the valuation model and assumptions with respect to the grant date fair value of the 400,000 stock options granted on May 15, 2007 under the Company’s stock option plan. The Amended Statements also added a new note (“Note 7 – Loss Per Share”), which sets out in tabular form certain comparative loss per share information for the three months and nine months ended September 30. Under the note entitled “Subsequent Event”, the Amended Statements included a description of the completion of the Company’s bought deal private placement offering of special warrants on March 26, 2010. Lastly, the Amended Statements added a new note (“Note 9 – Comparative Figures”), which noted that certain comparative figures have been reclassified to conform with financial statement presentation adopted in the current year.

Item 6.     Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.     Omitted Information

Not applicable.

Item 8.     Executive Officer

Richard A. Munson, Chief Executive Officer, (303) 932-0384.

Item 9.     Date of Report

April 22, 2010.